

Mail Stop 4628

April 24, 2018

Steven C. Voorhees
Chief Executive Officer and Director
Whiskey Holdco, Inc.
c/o WestRock Company
1000 Abernathy Road NE
Atlanta, GA 30328

Re: **Whiskey Holdco, Inc.**
Registration Statement on Form S-4
Filed March 28, 2018
File No. 333-223964

Dear Mr. Voorhees:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the business combination will be accomplished through two steps. First, WestRock will be reorganized through a holding company recapitalization without a shareholder vote where at the effective time, each WestRock share issued and outstanding immediately prior to the effective time will be converted into one Whiskey Holdco share pursuant to Section 251(g) of the Delaware General Corporation Law. Secondly, KapStone Merger Sub will be merged with and into KapStone such that as a result of the KapStone merger, the KapStone surviving company will become a wholly owned subsidiary of Whiskey Holdco. We further note that this registration statement solely registers the shares to be issued to the KapStone shareholders who will receive shares of Whiskey Holdco in connection with the merger. It appears that when the holding company reorganization is viewed together with the acquisition of KapStone, the

overall transaction may change the nature of the WestRock shareholders' investment. Please provide us your analysis explaining whether the Whiskey Holdco shares to be issued to the WestRock shareholders in connection with the merger should be registered on this registration statement. For guidance, please refer to Securities Act Sections Compliance and Disclosure Interpretation 203.02 available on our website.

2.   It appears that KapStone shareholders will not elect the type of merger consideration at the same time they vote on the merger. Please advise us of your consideration of the applicability of the tender offer rules to the cash election. Refer to Release No. 34-14699 (April 24, 1978).

3.   Please file a form of proxy card and mark it as preliminary with your amended filing in accordance with Rule 14a-6 of Regulation 14A.

4.   Please amend your registration statement to include the information required by Item 506 of Regulation S-K or advise.

5.   Please provide the pro forma financial information depicting the merger of WestRock and KapStone required by Article 11 of Regulation S-X.

Questions and Answers, page 1

6.   Please include a question and answer regarding the ownership percentage that former KapStone shareholders will have in the combined company assuming that KapStone shareholders elect the maximum stock consideration.

Summary, page 10

Conditions to Completion of the Mergers, page 19

7.   We note the descriptions of the obligations to the completion of the mergers here and on pages 126 – 128 which are subject to the satisfaction or waiver of certain customary conditions. Please clarify whether certain conditions may be waived prior to the consummation of the mergers.

Background of the Mergers, page 47

8.   Please expand your disclosure to discuss how the parties negotiated the exchange ratio and cap on the stock consideration.

9.   Disclosure on page 44 states that from time to time the KapStone board in consultation with senior management and KapStone's advisors discussed strategic alternatives. You also state that in November 2016 representatives of Moelis contacted KapStone indicating that Party B was interested in discussing the possibility of a potential business

combination. Please disclose when the KapStone board engaged with Moelis and Rothschild to discuss strategic alternatives and explain why the KapStone board retained two financial advisors to render fairness opinions.

10.   To the extent material, please identify the terms of the draft merger agreement that Sidley Austin LLP reviewed with the KapStone board on January 25, 2018 and "the remaining terms of the draft merger agreement" negotiated after the parties resolved certain terms on January 26, 2018.

KapStone's Reasons for the Mergers; Recommendation of the KapStone Board of Directors, page 55

Board Recommendation; Reasons for the Merger, page 55

11.   We note the risk factors on pages 33 and 34 stating that the number of Whiskey Holdco shares that will be received per KapStone share by KapStone shareholders receiving KapStone stock consideration in the merger is fixed and that such stock elections are subject to proration procedures. Please clarify whether the board considered these factors in its recommendation.

Stock Election, page 57

12.   Please quantify the potential synergies and related assumptions described here and at page 60.

Opinions of KapStone's Financial Advisors, page 61

Rothschild Inc., page 61

Selected Public Companies Analysis, page 64

13.   For the selected public companies and selected precedent transactions analyses, please disclose in more specific detail the methodology and criteria used to select the companies and transactions.

Selected Precedent Transactions Analysis, page 65

14.   Please further describe the nature of the "preliminary data provided by KapStone's management as of January 18, 2018." Please clarify whether this data "pre-dated (and/or did not reflect the impact of) the then-recently enacted federal tax legislation (referred to as the tax changes) and the then-recently announced price increases for certain of KapStone's products (referred to as the price increases)" per your disclosure at page 63.

15. It appears that Moelis has provided financial services to KapStone during the past two years. If applicable, please quantify any fees payable to the financial advisors relating to any material relationship that existed in the last two years between the financial advisors and its affiliates, and KapStone and its affiliates. Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

Directors and Officers of Holdco Following the Mergers, page 80

16. We note your disclosure regarding who will serve as directors of the company. Please file all consents required by Securities Act Rule 438.

Material U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders of KapStone Shares, page 80

17. We understand that the tax opinion described in this section will be given at closing. If this opinion will be a short-form opinion, please revise to clearly state that this discussion here constitutes the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

18. Please revise your disclosure such that it does not assume the tax consequences at issue. Refer to Section III.C.3 of Staff Legal Bulletin No. 19. In that regard, we note your disclosure that "[t]he following discussion assumes that the KapStone merger, when taken together with the WestRock merger, will qualify as a transaction described in Section 351 of the Code."

Certain KapStone Forecasts, page 93

19. Please expand your disclosure regarding the material assumptions underlying these financial forecasts. In that regard, we note the assumptions described at pages 12-13 of Moelis & Company's January 28, 2018 presentation materials provided supplementally to us.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff

Attorney, at (202) 551-3056 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Andrew C. Elken
        Cravath, Swaine & Moore LLP